Exhibit 99.2

Youku Tudou Inc.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: YOKU)

NOTICE OF ANNUAL GENERAL MEETING

to Be Held on October 28, 2013

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of Youku Tudou Inc. (the “Company”) will be held at Suite 3206, The Centrium, 60 Wyndham Street, Central, Hong Kong on October 28, 2013 at 4:45 pm (Hong Kong time), and at any adjourned or postponed meeting thereof. No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on September 16, 2013 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjourned or postponed meeting thereof.

Holders of the Company’s ordinary shares whose names are on the register of members of the Company at the close of business on the Record Date are entitled to attend the AGM and any adjourned or postponed meeting thereof. Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person.

In order to assist us in our preparation for the annual general meeting, please RSVP by email to http://ir.youku.com.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://ir.youku.com, or by contacting Youku Tudou Inc., 11/F, SinoSteel Plaza, 8 Haidian Street, Beijing 100080, the People’s Republic of China, telephone:  +86 10 5885-1881, email: ryan.cheung@youku.com.

By Order of the Board of Directors,

/s/ Victor Wing-Cheung Koo
Victor Wing-Cheung Koo
Chairman of the Board of Directors and
Chief Executive Officer

Beijing, China
October 11, 2013